SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 8, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated December 8, 2014, entitled “Syneron Candela Signs Agreement with American Medical Systems to Supply Holmium Laser for Urology”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: December 8, 2014

Syneron Candela Signs Agreement with American Medical Systems to Supply Holmium Laser for Urology

FDA Clearance for NS3000, a 30 Watt Holmium Laser for the Urology Market

Roseville, CA, December 8, 2014 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today the signing of a multi-year agreement with American Medical Systems (AMS) to supply holmium lasers. AMS, an Endo International plc subsidiary, is a leading global provider of medical technologies for pelvic health conditions. This agreement furthers the partnership between AMS and New Star, a recently acquired subsidiary of Syneron, and its CoolTouch line of products, in supplying holmium lasers for the treatment of kidney stones. New Star helped pioneer the 2100nm Holmium wavelength technology in the early 1990s which is now the standard of care for the treatment of kidney stones and soft-tissue ablation by urologists

The NS3000, marketed under the name StoneLight™ 30, is a surgical laser device that uses the Holmium wavelength to shatter kidney stones in a minimally invasive manner via a laproscopic or endoscopic procedure. With the new US Food and Drug Administration (FDA) clearance of the NS3000, this 30W laser is positioned as a powerful, robust, yet compact device with the ability to treat larger kidney stones and the precise control of stone breaking, dusting and retropulsion control that physicians want.

“Syneron’s CoolTouch brand specializes in medical lasers in a variety of wavelengths for various minimally invasive surgical procedures,” said Ilan Ben David, CEO of CoolTouch. “We value our relationship with AMS and look forward to continued product development in the field of medical lasers to enhance our product offerings.”

“The opportunity to provide laser devices to the urology market enables Syneron to expand our core competency to the surgical market,” stated Amit Meridor, CEO of Syneron Candela. “We are confident that the FDA clearance of the NS3000 holmium laser will enhance our ability to provide excellent laser solutions for the urology market.”

About Syneron
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include  the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Additional information can be found at www.syneron-candela.com

Contacts:

Zack Kubow, The Ruth Group zkubow@theruthgroup.com, 646-536-7020
Hugo Goldman, Chief Financial Officer, Syneron Hugo.Goldman@syneron.com
Syneron Medical Public Relations pr@syneron.com